UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66792

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2019 (MM/DD/YY) AND ENDING December 31, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Frontier Solutions LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3307 Church Road, Suite 220
(No. and Street)

Richmond	VA	23233
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deborah H. Terry — (678) 908-8408
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter
(Name – *if individual, state last, first, middle name*)

4401 Dominion Boulevard	Glen Allen	VA	23060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Deborah H. Terry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Frontier Solutions LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Deborah H Terry
Signature

CFO
Title

Becky Selby
Notary Public

BECKY SELBY
MY COMMISSION EXPIRES
NOTARY PUBLIC
CHEROKEE COUNTY, GEORGIA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Frontier Solutions, LLC
(A Wholly Owned Subsidiary of Aspen Partners, Ltd.)

Financial Statements and Supplemental Schedules

December 31, 2019

(With Report of Independent Registered Public Accounting Firm Thereon)

FRONTIER SOLUTIONS, LLC
(A Wholly Owned Subsidiary of Aspen Partners, Ltd.)
Index to Financial Statements and Supplemental Schedules
December 31, 2019

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Member of
Frontier Solutions, LLC
Richmond, Virginia

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Frontier Solutions, LLC (the "Company") as of December 31, 2019, and the related statements of income, changes in member's equity, and cash flows for the year then ended and the related notes to the financial statements and supplemental information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

Supplemental Information

The Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and the Exemption Provision of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and the Exemption Provision of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 are fairly stated, in all material respects, in relation to the financial statements as a whole.



We have served as the Company's auditor since 2017.

February 27, 2020
Glen Allen, Virginia

FRONTIER SOLUTIONS, LLC
(A Wholly Owned Subsidiary of Aspen Partners, Ltd.)
Statement of Financial Condition
December 31, 2019

ASSETS

Cash	$	489,440
Placement fees receivable		770,897
Other receivables		5,886
Prepaid expenses and other assets		25,680
TOTAL ASSETS	$	1,291,903

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	824,608
TOTAL LIABILITIES		824,608
TOTAL MEMBER'S EQUITY		467,295
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,291,903

See notes to financial statements

FRONTIER SOLUTIONS, LLC
(A Wholly Owned Subsidiary of Aspen Partners, Ltd.)
Statement of Income
For the Year Ended December 31, 2019

REVENUE	$	7,690,424
EXPENSES:		
Commissions		7,108,398
Employee compensation and benefits		233,847
Communications		16,129
Occupancy		47,084
Professional fees		131,254
Office expense and supplies		13,409
Regulatory fees		54,601
Other expenses		46,088
Total expenses		7,650,810
NET INCOME	$	39,614

See notes to financial statements

FRONTIER SOLUTIONS, LLC
(A Wholly Owned Subsidiary of Aspen Partners, Ltd.)
Statement of Changes in Member's Equity
For the Year Ended December 31, 2019

Balance at January 1, 2019	$	700,681
Net income		39,614
Distributions to member		(273,000)
Balance at December 31, 2019	$	467,295

See notes to financial statements

FRONTIER SOLUTIONS, LLC
(A Wholly Owned Subsidiary of Aspen Partners, Ltd.)
Statement of Cash Flows
For the Year Ended December 31, 2019

Cash flows from operating activities:

Net income	$	39,614
Adjustments to reconcile net income to		
net cash from operating activities:		
Change in operating assets and liabilities:		
Placement fees receivable		1,583,080
Related party receivable		9,917
Other receivables		2,692
Prepaid expenses and other assets		31
Accounts payable and accrued expenses		(1,485,575)
Net cash provided by operating activities		149,759

Cash flows from financing activities:

Distributions to member		(273,000)
Net cash used in financing activities		(273,000)
Net decrease in cash		(123,241)
Cash at beginning of year		612,681
Cash at end of year	$	489,440

See notes to financial statements

Note 1 - Nature of Business

Frontier Solutions, LLC (the "Company") was organized on May 3, 2005 and is engaged in the business of providing marketing and distribution services for the investment programs of Aspen Partners, Ltd. (the "Parent"). The Company is a wholly owned subsidiary of Aspen Partners, Ltd. and was incorporated in the State of Georgia on May 3, 2005. The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company provides registration and compliance services for registered representatives engaged in third-party marketing as independent contractors to private investment funds. As the Company does no retail business it has no clearing firm and clears no trades.

Note 2 - Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial instruments
The carrying amounts of the Company's financial assets such as cash, receivables, prepaid expenses and other assets, and payables approximate fair value due to the short-term maturities of these instruments.

Placement Fees and Other Receivables
Placement fees and other receivables from unaffiliated entities consists primarily of commissions to the Company. The amounts are unsecured and non-interest bearing. Individual balances are written off when they are determined to be uncollectible. During the year ended December 31, 2019, the Company did not have any bad debt expense, and the allowance for doubtful accounts was $0 at December 31, 2019.

Income Taxes
The Parent's stockholders have elected to have Parent treated as a subchapter S corporation for income tax purposes. As a result, all items of the Parent's income, loss, deduction, and credit are passed through to, and taken into account by the Parent's stockholders.

Under existing law, the Company is not treated as a taxable entity. Rather, the Parent as the 100% owner of the Company, includes all items of the Company's income, loss, deduction, and credit in its income tax return, and such items flow through to the Parent's stockholders.

Income Tax Uncertainties: The Company follows the Financial Accounting Standard Board's ("FASB") guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the

Income Taxes – continued
course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the Company's tax position and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Revenue Recognition
Placement fee income: The Company provides marketing and consulting services to customers which includes solicitation of investors for customers that desire to raise capital through fund commitments. The Company recognizes revenue at the point in time that performance under the arrangement is completed, which in certain cases is the placement and acceptance of the investor by the customer or the closing date of the capital raise. The Company also earns fees that vary based on the specific performance measures as defined by the contract. These fees are earned once the specific performance measures are known and calculated. These performance-based fees are considered variable consideration as the uncertainty is dependent on the market value of the assets (or net asset value) at future points in time which are highly susceptible to factors outside of the Company's control. Revenues are recognized over the contract period once it is probable that a significant reversal will not occur. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. There were no contract assets or liabilities at December 31, 2019.

Leases
In February 2016, the FASB issued ASU 2016-02 – Leases (Topic 842). The update requires lessees to recognize leases on the balance sheet with lease liabilities and corresponding right-of-use assets based on the present value of lease payments. The new standard was effective for annual reporting periods beginning after December 15, 2018. The Company had not entered into any leases subject to this standard as of December 31, 2019.

Subsequent Events
The company has evaluated subsequent events through February 27, 2020, the date the financial statements were issued and has determined there are no subsequent events to be reported in the accompanying financial statements.

Note 3 - Net Capital Requirements

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of the Rule. Under these exempt provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital of $5,000 or 6.667% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2019 the Company had net capital of $395,694 which was $340,720 in excess of the minimum net capital requirements of $54,974. The Company's ratio of aggregate indebtedness to net capital was 2.08 to 1.

Note 4 - Related Party Transactions

The Company has a revenue sharing agreement with its Parent under which the Parent may transfer, on a monthly basis, up to 50% of its gross revenues generated from management fees, performance-based fees, and administrative fees of all investment products for which registered representatives of the Company are paid a commission. During the year ended December 31, 2019, the Company did not pay commissions to the registered representatives associated with the Parent's investment products; therefore, no revenues were allocated to the Company.

During the year ended December 31, 2019, the Company had an expense sharing agreement with its Parent. The expense sharing agreement details certain expenses which may be assumed by its Parent, which are related to the Company's business as a broker-dealer. As of December 31, 2019, the Parent paid expenses on behalf of the Company in the approximate amount of $411,000 which is included in the statement of income of the Company for the year ended December 31, 2019. At December 31, 2019, the Company had a related party payable of $308 due to the Parent for expenses under the agreement which is included in accounts payable and accrued expenses on the accompanying statement of financial condition.

Note 5 - Commitment and Contingencies

Concentrations and Off Statement of Financial Condition Risk
The Company deposits its cash with financial institutions. Periodically such balances may exceed applicable FDIC insurance limits of $250,000.

Customer Concentrations
The Company had four major independent representatives which comprised approximately 59% of the Company's revenues for the year ended December 31, 2019. Two customers comprised 86% of the Company's placement fees receivable as of December 31, 2019.

Note 6 – Basis of Presentation – Computation of Net Capital

FOCUS Report Reconciliation
Pursuant to the net capital provisions of Rule 15c3-1(c)(2)(iv)(C)/09 of the Securities and Exchange Act of 1934, the Company had audit adjustments that were reported on the amended Focus Report filed with FINRA for December 31, 2019.

The net increase of $10,631 in non-allowable assets includes an increase in net placement fee revenue of $204,370. The Company's liability for the commission payable is limited solely to the proceeds of the placement fees receivable. The increase of $10,631 to member's equity consists of adjustments to increase net income by:

Placement fee revenue	$204,370
Commissions expense	193,739
Net increase	$ 10,631

Note 7 – Warrants

As of December 31, 2019, the Company owned warrants in two privately held companies. The warrants were received as part of private placement transactions concluded in 2017. The Company utilizes the market approach to value the investments and considers such factors as liquidity and marketability in determining fair value. The Company determined these warrants to have no value at the date of the award or at December 31, 2019.

Schedule I

FRONTIER SOLUTIONS LLC
(A Wholly Owned Subsidiary of Aspen Partners, Ltd)

Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2019

Total member's equity qualified for net capital		$	467,295
Less:			
Other deductions or allowable credits			-
Total capital and allowable subordinated liabilities			467,295
Deductions and/or charges			
Non-allowable assets:			
Placement fees and other receivables	45,921		
Prepaid expenses and other assets	25,680		(71,601)
Net capital before haircuts on securities positions			395,694
Haircuts on securities			-
Undue concentration			-
Net capital		$	395,694
Aggregate indebtedness			
Accounts payable and accrued expenses		$	824,608
Related party payable			-
Total aggregate indebtedness		$	824,608
Computation of basic net capital requirement			
Minimum net capital required (greater of $5,000 or			
6 2/3% of aggregate indebtedness)		$	54,974
Net capital in excess of minimum requirement		$	340,720
Ratio of aggregate indebtedness to net capital			2.08 to 1
Net capital, as reported in the Company's Part II (unaudited) Focus report			
filed with FINRA on January 27, 2020		$	395,694
Adjustments:			
Net effect of adjustments on member's equity			10,631
Net effect of adjustments on non-allowable assets			(10,631)
Net capital as reported on the financial statements		$	395,694

See Report of Independent Registered Public Accounting Firm

Frontier Solutions, LLC
(A Wholly Owned Subsidiary of Aspen Partners Ltd.)

Exemption Provision of Reserve Requirements
Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934
December 31, 2019

The Company is exempt under Rule 15c3-3(k)(2)(i) from preparing the computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

See Report of Independent Registered Public Accounting Firm



Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Managing Member
Frontier Solutions, LLC
Richmond, Virginia

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Frontier Solutions, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Frontier Solutions, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) Frontier Solutions, LLC stated that Frontier Solutions, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Frontier Solutions, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Frontier Solutions, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Keiter

February 27, 2020
Glen Allen, Virginia

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com



FRONTIER SOLUTIONS

Frontier Solutions, LLC

9 East Franklin Street
Richmond, VA 23219

Phone: (404) 879-5126
Fax: (404) 879-5128

Frontier Solution's Exemption Report

Frontier Solutions (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k) (2) (i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Deborah Terry, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Sincerely,

Deborah N Terry

Deborah Terry
Chief Financial Officer
February 27, 2020

Keiter
Your Opportunity Advisors

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL REQUIRED BY CFTC REGULATION 1.16(C)(5)
FOR AN INTRODUCING BROKER REGISTERED UNDER
CFTC REGULATION 3.10**

To the Board of Directors of
Frontier Solutions, LLC
Richmond, Virginia

In planning and performing our audit of the financial statements of Frontier Solutions, LLC (the "Company"), as of and for the year ended December 31, 2019 in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16(c)(5) of the Commodities Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in CFTC Regulation 1.16(d) which include a study of the accounting system, the internal accounting controls, the procedures for safeguarding customer and firm assets and in making periodic computations of the minimum financial requirements pursuant to CFTC Regulation 1.17(a)(1)(i)(d). Because the Company is not a futures commission merchant as defined by CFTC Regulation 1.3(p), we did not review the practices and procedures relating to daily computations of the segregation requirements required by Section 4d(a)(2) of the Commodity Exchange Act.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. CFTC Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2019, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the CFTC, the National Futures Association and other regulatory agencies that rely on CFTC Regulation 1.16 under the Commodity Exchange Act in their regulation of introducing registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Keiter

Glen Allen, Virginia
February 27, 2020